FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

February 9, 2016

Item 3.

News Release

News release was issued on February 16, 2016 and disseminated through Marketwired.

Item 4.

Summary of Material Change

Professor Abdul Mruma has resigned as a director of the Company.  Ulrich Rath and Jeffrey Duval have been appointed as members of the Technical Committee.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

February 16, 2016

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – February 16, 2016

Tanzanian Royalty Exploration Corporation

Announces Change to Board and Technical Committee

TORONTO, ONTARIO--(Marketwired February 16, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces that Professor Abdul Mruma has resigned as a director of the Company.  As Professor Mruma’s heavy schedule over the past year did not permit him to attend Board meetings, the Board understands his decision and wishes to thank Professor Mruma for his valuable contribution to the Company and wishes him all the best in the future.

The Company is also pleased to announce that Ulrich Rath and Jeffrey Duval have been appointed as members of the Technical Committee.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release